

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05002164

January 19, 2005

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-19-2005

Hilary M. Wandall, Esq.
Director, Corporate Legal
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station, NJ 08889-0100

Re: Merck & Co., Inc.
Incoming letter dated December 18, 2004

Dear Ms. Wandall:

This is in response to your letter dated December 18, 2004 concerning the shareholder proposal submitted to Merck by Laszlo R. Treiber. We also have received a letter from the proponent dated January 9, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

64978

Office of Corporate Staff Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-85
Whitehouse Station, NJ 08889-0100

December 18, 2004


MERCK

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Ladies and Gentlemen:

Merck & Co., Inc. (the "Company") has received a shareholder's proposal (the "Proposal") from Laszlo R. Treiber (the "Proponent") for inclusion in the Company's proxy materials for the 2005 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> RESOLVED: In past publications such as its "Mission Statement" and its "Annual Report 2002" Merck & Co, Inc. ("The Company") has declared its commitment to the highest standards of ethics and integrity. The resources committed to and the emphasis placed on ethics and professional conduct are evidence, that the Company wants to convey its stockholders the message, that its integrity is beyond reproach. In order to demonstrate in a credible way that it properly and effectively utilizes its resources such as Supervisors and Managers, Human Resources, Legal Department, Controller, Merck Office of Ethics and The Merck AdviceLine and its commitment to its own standards and values, I propose that the Company do the following:
>
> - All reports and allegations of violations of ethics and professional misconduct submitted to any of its resources listed above be disclosed to its employees and to the stockholders;
>
> - The Company's investigation into the reported and alleged violations and the conclusions of the investigation also be reported to its employees and stockholders;

- The Company's actions taken to reconcile the results of the investigations with its code of conduct be reported to its employees and stockholders.

To understand the Proposal, please note that the Office of Ethics was created in 1995. For your information, the Proponent is a former Company employee whose employment was terminated in 1999.

As described in greater detail below, we believe that the Proposal properly may be omitted from the Proxy Materials for two different reasons, each of which in and of itself should be sufficient. First, we believe the Proposal may be omitted in accordance with Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company. Second, we believe that the Proposal may be excluded in accordance with 14a-8(i)(7) as it deals with the Company's ordinary business operations, is mundane in nature and does not involve any substantial policy or other considerations. If the Division concurs that the Proposal may be excluded on either basis, we ask that that such relief also apply to this or similar proposals submitted by this Proponent in the future. Finally, we believe that the Proposal violates New Jersey law and therefore is excludible unless it is recast as a recommendation or request to Merck's Board of Directors (the "Board") under Rule 14a-8(i)(1).

The Proponent's supporting statement for his Proposal is attached as Appendix A.

DISCUSSION

The Proposal is a Personal Grievance

The Proponent was employed by the Company in its research department for over 20 years. His employment was terminated in 1999. Every year since 2000, he has submitted a shareholder proposal seeking to require the Company to inform shareholders about various aspects of disputes within the Company. In every case the Division has agreed there was basis to exclude the proposal. For example, in 2002 the Proponent attempted to require (1) the maintenance of a database to allow shareholders to review information, (2) the appointment of a council to review disputes regarding filling research and development positions, inventorship, scientific priorities and ethical conduct and (3) the review and carrying out of corrective measures in cases of "demonstrated incompetence and professional misconduct during the past twenty years." The Division agreed that there was basis for our view that the proposal could be excluded under Rule 14a-8(i)(4). *Merck & Co., Inc.* (January 23, 2003); *see also Merck & Co., Inc.* (March 7, 2002) (excludible on basis of ordinary business); *Merck & Co., Inc.* (February 9, 2001) (excludible on basis of ordinary business); *see also Merck & Co., Inc.* (January 16, 2004) (excludible on basis of ordinary business operations (i.e., management of the workplace)).

It is clear that the Proponent is a former employee who continues his campaign to seek redress of a personal claim or grievance that he has against the Company and senior members of the Company's research department. The Division repeatedly has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. *See USX Corporation* (December 28, 1995) (a proposal to adopt and maintain a code of ethics); *Texaco, Inc.* (March 18, 1993) (a proposal regarding limits on executive and consultant compensation).

The Proposal is simply a slight variation on the proposal the Proponent has been raising for several years. Therefore, we believe the Proposal properly may be excluded under Rule 14a-8(i)(4), as it was in 2002, as related to the redress of a personal claim or grievance, or designed to result in a benefit to the Proponent or further a personal interest, which benefit or interest is not shared with other security holders at large.

The Proposal Relates to Ordinary Business Operations

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. The Proponent's Proposal is directly related to the management of the workforce and operations that are at the core of the Company's business. The protection and management of Company assets and supervision of and communications to Company employees are fundamental to the conduct of ordinary business operations of the Company. In addition, the Division has agreed in the past that a proposal, like this one, from a former employee seeking to impose certain employment standards on the former employee's department could be excluded under Rule 14a-8(c)(7) since it dealt with the Company's ordinary business operations. *See General Electric Company* (January 19, 1983) (a proposal to set minimum standards for company attorneys). The Division concluded that there was some basis for the belief that a substantially similar proposal from this Proponent could be excluded on the basis of this Rule and therefore determined not to recommend enforcement action on this basis in 2000, 2001 and 2003.

Future Relief

If in response to this request, the Division advises that it will not recommend enforcement action if the Company omits the Proposal, we also ask that the Division apply its response to any future submission to the Company of the same or similar proposals by this Proponent. Otherwise, the Company would have to continue to go through the expense of seeking no-action letter relief from the Division, and the Division would have to continue to review the same. The Division previously has granted requests under similar circumstances. *See The Adams Express Company* (November 13, 1997); *New Valley Corporation* (December 3, 1991); *Thermo Electron Corporation* (February 17, 1994); and *Bank of Boston Corporation* (January 21, 1994).

Improper Under State Law

Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Merck & Co., Inc. is a corporation organized and existing under the laws of the State of New Jersey. Depending on the subject matter, Rule 14a-8(i)(1) notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." The Proposal would be binding on the Company and therefore would violate N.J.S.A. Sec. 14A:6-1(1), which provides that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the SEC noted in adopting the predecessor to Rule 14a-8(i)(1) "it is the Commission's understanding that the laws of most states do not explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the 'business and affairs of every corporation organized under this law shall be managed by its board of directors' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Exchange Act Release No. 34-12999 (November 22, 1976).

I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I have reviewed the New Jersey Business Corporation Act (the "Act") and the Company's certificate of incorporation (the "Certificate"). Nothing in the Act or the Certificate suggests that any entity—other than the Board—is responsible for the business and affairs of the Company. The Division consistently has held that such proposals may be excluded unless they are recast in the form of requests. See, for example, *American Electric Power Company, Inc.* (February 18, 2003) and *Lucent Technologies Inc.* (November 6, 2001). To the extent required by Rule 14a-8(j)(2)(iii), this letter is intended to constitute a letter of opinion of counsel. Because it would violate New Jersey law, the Proposal is excludible unless it is recast as a recommendation or request to the Board.

Conclusion

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for its 2005 Annual Meeting of the Stockholders pursuant to Rule 14a-8(i)(4), Rule 14a-8(i)(7) or Rule 14a-8(i)(1), issued under the Securities Exchange Act of 1934.

If the Division believes that it will not be able to concur in our view that the Proposal may be omitted, we would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended, we have enclosed six (6) copies of this letter and six (6) copies of the Proposal, including the statement in support thereof.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Division's information, the Company anticipates beginning to print its proxy card on or about March 1, 2005.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-4883. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: 

Hilary M. Wandall, Esq.
An Attorney-At-Law of the State of New Jersey
Director, Corporate Legal

Enc.
CC: Laszlo R. Treiber, Ph.D
16230 Nacido Court
San Diego, CA 92128


SEP 14
OFFICE OF THE SECRETARY

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128

September 9, 2003

Ms. Nancy V. Van Allen
Senior Assistant Secretary
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

Dear Ms. Van Allen:

Enclosed please find my proposal, which I request to be included in the Notice of Annual Meeting of Stockholders 2005. I express my intention to hold Merck securities valued at least $2000.00 through the date of the 2005 Annual Meeting.

This correspondence is being sent to you by regular mail and by certified mail return receipt requested.

Very truly yours,

Laszlo R. Treiber

Enclosure

Numerous cases of corporate fraud clearly demonstrate, that violations of the law and code of professional conduct are among the primary factors causing share values to decline even to the point of financial disaster to the average stockholder. Therefore, in order to make sound financial decisions stockholders, investors and employees have a legitimate need and right to consider information pertinent to compliance with the law and professional conduct.

RESOLVED: In past publications such as its "Mission Statement" and its "Annual Report 2002" Merck & Co., Inc. ("The Company") has declared its commitment to the highest standards of ethics and integrity. The resources committed to and the emphasis placed on ethics and professional conduct are evidence, that The Company wants to convey its stockholders the message, that its integrity is beyond reproach. In order to demonstrate in a credible way that it properly and effectively utilizes its resources such as its Supervisors and Managers, Human Resources, Legal Department, Controller, Merck Office of Ethics and The Merck AdviceLine and its commitment to its own standards and values, I propose that the Company do the following:

- All reports and allegations of violations of ethics and professional misconduct submitted to any of its resources listed above be disclosed to its employees and to the stockholders.
- The Company's investigation into the reported and alleged violations and the conclusions of the investigation also be reported to its employees and stockholders;
- The Company's actions taken to reconcile the results of the investigations with its code of conduct be reported to its employees and stockholders.

SUPPORTING STATEMENTS:

In recent years violations of the law and the generally recognized code of professional conduct in numerous cases resulted in drastic, even disastrous, deterioration of share values. As a result, investors' confidence in corporate integrity suffered serious setbacks. By claiming compliance with the law and with the standards of ethics and professional conduct, companies are trying to attract investors. However, one ought to remember, that the greatest adverse impact on the share values was caused by the violations of the law and ethics of the very same individuals who were supposed to be formulating or at least approving and enforcing the code of conduct. Therefore, declaring the "values" and "high standards", and listing and paying for resources assigned to dealing with concerns about professional conduct and ethical issues alone hardly suffice to convincingly demonstrate The Company's integrity and commitment to the values it has proclaimed. Disclosing The Company's record of investigating and resolving cases of legal and ethical concerns reported to any of its offices is the only credible way of showing to what extent The Company is living up to its widely publicized values and standards.

Laszlo R. Treiber, Ph.D.
16230 Nacido Court
San Diego, CA 92128
Tel.: 858-673-1571

January 9, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Ladies and Gentlemen:

I am in receipt of the request of the Office of Corporate Staff Counsel, Merck & Co. Inc. (the "Company") for permission to omit my Proposal from its Proxy Materials for its 2005 Annual Meeting of Stockholders. I respectfully request that the Division of the Corporate Finance consider all implications of this case and do recommend enforcement action to the Commission. The Division already shares a great deal of responsibility with the Company and the FDA for the damage to tens of thousands of patients, stockholders and the Company's employees by failing to satisfy the need to recommend enforcement action in 2000, 2001 and 2003. The aim of my Proposals has been then as it is now to prevent what has happened to patients damaged by Vioxx, to stockholders and to the Company's employees. The Company's support of the incompetence and unethical conduct of its managers in research and development as its *"Ordinary Business Operation"* was bound to result in Vioxx, or something like Vioxx. This should be disclosed in a timely manner to rather than hidden from the public.

When rendering the decision about the present Proposal please consider looking beyond the legal technicalities successfully used by the Company's attorneys as a roadblock to keep my Proposals away from the stockholders. I am not only a former employee of Merck & Co., Inc., but also a stockholder and a patient, who ended up with a damaged heart due to prolonged use of Vioxx. During my employment I had the opportunity to gather irrefutable evidence of Merck managers' incompetence, violations of professional ethics, lack of personal and professional integrity, suppression of scientifically correct opinions and the Company's deliberately covering up all of the above with the intent to deceive the public. I am fully prepared to release the evidence to whoever is investigating the Company, FDA and SEC. The Company may technically have all the legal rights recited by its attorneys except to deceive the public in general and stockholders in particular about its practices; that is in violation of SEC regulations.

Very truly yours,



CC: Hilary M. Wandall, Esq., Attorney at Law, Merck & Co., Inc.

Board of Directors, Merck & Co., Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 19, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 18, 2004

The proposal requests that Merck disclose to its employees and stockholders all reports and allegations of violations of ethics and professional misconduct submitted to resources specified in the proposal; Merck's investigation into the reported and alleged violations and the conclusions of the investigations; and Merck's actions taken to reconcile the results of the investigations with its code of conduct.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to Merck's ordinary business operations (i.e., management of the workplace). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,



Robyn Manos
Special Counsel